August 10, 2006	Alexander Shapiro
(212) 336-2935
Direct Fax (212) 336-2368
ashapiro@pbwt.com
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Princeton Review, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 0-32469
Dear Mr. Spirgel:
     On behalf of The Princeton Review, Inc. (referred to in this letter as the “company”), we hereby submit pursuant to Rule 101 of Regulation S-T under the Securities Act of 1933 and the Securities and Exchange Commission’s EDGAR program the company’s responses to the Staff’s comments regarding the above referenced Annual Report on Form 10-K. We have set forth below a response to each of the items set forth in your July 27, 2006 letter. Our responses are numbered and correspond to the numbered comments in your letter and the referenced page numbers refer to the page numbers in the above referenced filing. The company has authorized us to make the various factual representations contained in this letter.
Form 10-K for the fiscal year ending December 31, 2005
Note 1. Nature of Business and Significant Accounting Policies, Stock Options, page 53

Comment 1.	We note that you accelerated vesting of stock options primarily to minimize future compensation expense that you would be required to recognize in your statement of operations per SFAS 123(R). Tell us

Larry Spirgel
August 10, 2006

whether you recognized compensation expense due to the acceleration in the pro forma disclosures in the period ended December 31, 2005.
Response 1.	The company confirms that it recognized compensation expense due to the acceleration in the pro forma disclosures in the period ended December 31, 2005.

Note 7. Series B-1 Preferred Stock

Comment 2.	Tell us in detail your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B-1 Preferred Stock.

Response 2.	The company is currently in the process of preparing a response to Comment 2 and expects to respond to the comment by supplemental response letter no later than August 18, 2006. The Staff has indicated in telephonic discussions that it does not object to this timing.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of these matters, please contact the undersigned at (212) 336-2935.

Very truly yours,
/s/ Alexander Shapiro

Alexander Shapiro

cc:	Andrew J. Bonnani Margot Lebenberg, Esq. John P. Schmitt, Esq.